Exhibit 99.1

CERTAIN UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information is presented to illustrate the estimated effects of the merger.

The unaudited pro forma condensed combined statements of operations for the fiscal year ended June 30, 2019 and nine months ended March 31, 2020 (the “Pro Forma Financials”) have been derived from the following sources:

Aytu BioScience, Inc.

●	Audited consolidated statement of operations for the year ended June 30, 2019.

●	Unaudited consolidated statement of operations for the nine months ended March 31, 2020

Pediatric Product Portfolio of Cerecor, Inc. (a/k/a “Cerecor Transaction”)

●	Unaudited abbreviated statements of net revenues and direct expenses for the acquired Pediatric Product Portfolio of Cerecor, Inc. for the three months ended September 30, 2019 and year ended June 30, 2019.

Innovus Pharmaceuticals, Inc.

●	Unaudited condensed combined statement of operations for the three months ended September 30, 2019; and condensed combined statement of operations for the four months ended January 31, 2020;

●	Unaudited condensed combined statement of operations for the year ended June 30, 2019.

The preliminary unaudited pro forma condensed combined statements of operations for the nine months ended March 31, 2020 and year ended June 30, 2019 give effect to these transactions as if they had occurred as of July 1, 2018.

Unaudited Pro Forma Condensed Combined Statement of Operations

Nine Months Ended March 31, 2020

(In thousands, except per share data)

	Nine Months Ended March 31, 2020
	Aytu BioScience, Inc.	Cerecor Transaction (a)	Pro Forma Adjustments		Combined Aytu BioScience & Cerecor Transaction	Innovus Pharma, Inc.(d)	Pro Forma Adjustments		Pro Forma Combined

Revenues
Product revenue, net	$12,771	3,412	–		$16,183	$15,746	$–		$31,929
Service revenue, net	–	–	–		-	180	–		180
Total product revenue	12,771	3,412	–		4,852	15,926	–		32,109

Operating expenses
Cost of sales	2,980	1,303	–		4,283	6,438	–		10,721
Research and development	223	–	–		223	171	–		394
Selling, general and administrative	21,164	2,458	–		23,622	14,358	(1,757)	(e)	36,223
Amortization of intangible assets	2,900	703	(135)	(b)	3,468	417	900	(f)	4,785
Total operating expenses	27,267	4,464	(135)		31,56	21,384	(857)		52,123

Loss from operations	(14,496)	(1,052)	135		(15,413)	(5,458)	857		(20,014)

Other (expense) income					–
Interest and other (expense), net	(1,181)	–	(394)	(b)	(1,575)	(1,159)	–		(2,734)
Gain from derecognition of contingent 4	5,200	–	–		5,200	–	–		5,200
Gain from warrant derivative liability	2	–	–		2	–	–		2
Total other (expense) income	4,021	–	(394)		3,627	(1,159)	–		2,468

Net loss	$(10,475)	(1,052)	(259)		$(11,786)	$(6,617)	$857		$(17,546)

Weighted average number of common shares outstanding	22,616,962	–	–		15,325,921	2,907,284	902,428	(g)	26,426,674

Basic and diluted net loss per common share	$(0.46)				$(0.52)	$(2.28)			$(0.66)

See accompanying Notes to the Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed COMBINED Statement of Operations

Year Ended June 30, 2019

(in thousands, except per share data)

	Year Ended June 30, 2019
	Aytu BioScience, Inc.	Cerecor Transaction	Pro Forma Adjustments		Combined Aytu BioScience & Cerecor Transaction	Innovus Pharma, Inc.	Pro Forma Adjustments		Pro Forma Combined

Revenues
Product revenue, net	$7,315	12,434	–		$19,749	$23,150	–		$42,899
Cooperative marketing revenue, net		–	–		-	571	–		571
Service revenue, net	6	–	–		6	623	–		635
Total product revenue	7,321	12,434	–		19,755	24,344	–		44,099

Operating expenses
Cost of sales	2,202	4,899	–		7,101	6,256	–		13,357
Research and development	589	–	–		589	274	–		863
Selling, general and administrative	18,888	10,034	–		28,922	22,680			51,602
Selling, general and administrative - related party	352		–		352	–	–		352
Amortization of intangible assets	2,136	3,126	(856)	(b)	4,406	682	1,100	(f)	6,188
Impairment of intangible assets	–	1,449	(1,449)	(c)	–	–	–		–
Total operating expenses	24,167	19,508	(2,305)		41,370	29,892	1,100		72,362

Loss from operations	(16,846)	(7,074)	2,305		(21,615)	(5,548)	(1,100)		(28,263)

Other (expense) income
Interest and other (expense), net	(536)	–	(1,482)	(b)	(2,018)	(1,838)	–		(3,856)
(Loss) / gain from change in fair value of contingent consideration	(9,831)	(494)	–		(10,235)	191	–		(10,134)
(Loss) on extinguishment of debt	–	–	–		–	(1,163)	–		(1,163)
Gain from warrant derivative liability	81				81	–	–		81
Total other (expense) income	(10,286)	(494)	(1,482)		$(12,262)	(2,810)	–		(15,072)

Net loss	$(27,132)	$(7,568)	$823		$(33,877)	$(8,358)	$(1,100)		$(43,335)

Weighted average number of common shares outstanding	7,794,489	–	–		7,794,489	2,330,300	1,479,412	(g)	11,604,201

Basic and diluted net loss per common share	$(3.48)				$(4.35)	$(3.59)			$(3.73)

See accompanying Notes to the Pro Forma Condensed Combined Financial Statements

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(In thousands, except per share information)

Note 1. Basis of Presentation

The historical consolidated financial statements of Aytu BioScience, Inc. (the “Company”) have been adjusted in the pro forma condensed combined financial statements to give effect to pro forma events that are (i) directly attributable to the business combination, (ii) factually supportable and (iii) with respect to the pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results following the business combinations.

While Aytu will account for the business combinations under the acquisition method of accounting in accordance with ASC Topic 805 Business Combinations (“Topic 805”), Aytu has not completed the estimation of the fair value of assets acquired or liabilities assumed (the “Cerecor Transaction”) and the merger with Innovus (the “Innovus Merger”). Accordingly, the preliminary pro forma condensed combined balance sheet as presented currently has not been fully adjusted in accordance with Topic 805. Any adjustments reflect information currently available to Aytu today, such as certain loans between Aytu and Innovus, estimates of certain fixed minimum future payments or the estimated modifications to goodwill, which exclude the current estimated and expected adjustments upon applying purchase accounting in accordance with Topic 805.

The combined preliminary pro forma condensed combined financial information does not reflect the realization of any expected cost savings or other synergies from the acquisition of both the (i) Cerecor Transaction and the (ii) Innovus Merger as a result of restructuring activities and other planned cost savings initiatives following the completion and integration of the business combinations.

As the Pediatrics Product Portfolio of Cerecor, Inc. (the “Pediatric Portfolio”) reported on a December 31 year end, in preparing the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended June 30, 2019, the Company updated the annual Statement of Operations of the Pediatric Portfolio to reflect a twelve-month period ended June 30, 2019.

These were obtained by taking the (i) audited abbreviated statements of net revenues and direct expenses for the acquired Pediatric Portfolio for the nine months ended September 30, 2019, less the net revenues and direct expenses for Pediatric Portfolio for the three month period ended September 30, 2019, and adding these amounts to the (ii) audited abbreviated statements of net revenues and direct expenses for the acquired Pediatric Portfolio for the year ended December 31, 2018, less the net revenues and direct expenses for the acquired Pediatric Portfolio for the abbreviated period prior to July 1, 2018.

Note 2. Financing Transactions

Cerecor Transaction

On November 1, 2019, the Company completed the Cerecor Transaction, acquiring a portfolio of pediatric products from Cerecor, Inc. for (i) $4.5 million in cash and (ii) $12.5 million in Series G Preferred Stock.

Innovus Merger

On September 12, 2019, the Company entered into an Agreement and Plan of Merger with Innovus Pharmaceuticals, Inc. (“Innovus Merger”). The Company currently estimates the pending Innovus Merger to constitute (i) approximately 3.8 million shares of Aytu common stock at close, (ii) $16 million of contingent value rights (“CVRs”) with the potential settlement from the issuance of up to a maximum of 4.7 million shares of Aytu common stock underlying the CVRs or cash at the option of the Company, and approximately 2.0 million shares of Aytu common stock underlying Innovus warrants or Series H preferred stock, of which all approximately 2.0 million shares were converted into the common stock of the Company during the three months ended March 31, 2020.

Note 3. Acquisitions

The Pediatric Portfolio

On October 10, 2019, the Company entered into the Purchase Agreement with Cerecor, Inc. (“Cerecor”) to purchase and acquire Cerecor’s Pediatric Portfolio, which closed on November 1, 2019. The Pediatric Portfolio consists of six prescription products consisting of (i) AcipHex® Sprinkle™, (ii) Cefaclor for Oral Suspension, (iii) Karbinal® ER, (iv) Flexichamber™, (v) Poly-Vi-Flor® and Tri-Vi-Flor™. Total consideration transferred to Cerecor consisted of $4.5 million cash and approximately 9.8 million shares of Series G Convertible Preferred Stock. The Company also assumed certain of Cerecor’s financial and royalty obligations, and not more than $3.5 million of Medicaid rebates and products returns, of which $3.2 million has been incurred. The Company also retained the majority of Cerecor’s workforce focused on sales, commercial contracts and customer relationships.

In addition, the Company assumed Cerecor obligations due to an investor that include fixed and variable payments aggregating to $25.6 million. The Company assumed fixed monthly payments equal to $0.1 million from November 2019 through January 2021 plus $15 million due in January 2021. Monthly variable payments due to the same investor are equal to 15% of net revenue generated from a subset of the Pediatric Portfolio, subject to an aggregate monthly minimum of $0.1 million, except for January 2020, when a one-time payment of $0.2 million was paid to the investor. The variable payment obligation continues until the earlier of: (i) aggregate variable payments of approximately $9.5 million have been made, or (ii) February 12, 2026.

Further, certain of the products in the Pediatric Portfolio require royalty payments ranging from 12% to 15% of net revenue. One of the products in the Pediatric Portfolio requires the Company to generate minimum annual sales sufficient to represent annual royalties of approximately $1.8 million, in the event the minimum sales volume is not satisfied.

While no equity was acquired by the Company, the transaction was accounted for as a business combination under the acquisition method of accounting pursuant to Topic 805. Accordingly, the tangible and identifiable intangible assets acquired and liabilities assumed were recorded at fair value as of the date of acquisition, with the remaining purchase price recorded as goodwill. The goodwill recognized is attributable primarily to strategic opportunities related to an expanded commercial footprint and diversified product portfolio that is expected to provide revenue and cost synergies. Transaction costs of $0.0 and $0.7 million were included as general and administrative expense in the consolidated statements of operations for the three and nine months ended March 31, 2020.

The following table summarized the preliminary fair value of assets acquired and liabilities assumed at the date of acquisition. These estimates are preliminary, the estimates of the fair value of the assets acquired assumed at the date of the acquisition of the Pediatric Portfolio (the “Acquisition”) are subject to adjustment during the measurement period (up to one year from the Acquisition date), subject to the twelve month measurement period, and therefore, are subject to revisions that may result in adjustments to the values presented below:

As of
November 1, 2019
Consideration
Cash and cash equivalents	$4,500,000
Fair value of Series G Convertible Preferred Stock
Total shares issued	9,805,845
Estimated fair value per share of Aytu common stock	$0.567
Estimated fair value of equity consideration transferred	$5,559,914

Total consideration transferred	$10,059,914

Recognized amounts of identifiable assets acquired and liabilities assumed
Inventory, net	$459,123
Prepaid assets	1,743,555
Other current assets	2,548,187
Intangible assets – product technology rights	22,700,000
Accrued product program liabilities	(6,320,853)
Assumed fixed payment obligations	(26,457,162)
Total identifiable net assets	$(5,327,150)

Goodwill	$15,387,064

The fair values of intangible assets, including product technology rights were determined using variations of the income approach. Varying discount rates were also applied to the projected net cash flows. The Company believes the assumptions are representative of those a market participant would use in estimating fair value (see Note 10).

As of November 1, 2019

Acquired product technology rights	$22,700,000

The fair value of the net identifiable asset acquired was determined to be $22.7 million, which is being amortized over ten years. The aggregate amortization expense was $0.6 million and $0, for the three months ended March 31, 2020 and 2019 respectively. The aggregate amortization expense was $0.9 million and $0, for the nine months ended March 31, 2020 and 2019 respectively.

 Innovus Merger (Consumer Health Portfolio)

 On February 14, 2020, the Company completed the merger with Innovus Pharmaceuticals after approval by the stockholders of both companies on February 13, 2020. Upon the effectiveness of the Merger, the Company merged with and into Innovus and all outstanding Innovus common stock was exchanged for approximately 3.8 million shares of the Company’s common stock and up to $16 million of Contingent Value Rights (“CVRs”). The outstanding Innovus warrants with cash out rights were exchanged for approximately 2.0 million shares of Series H Convertible Preferred stock of the Company and retired. The remaining Innovus warrants outstanding at the time of the Merger continue to be outstanding, and upon exercise, retain the right to the merger consideration offered to Innovus stockholders, including any remaining claims represented by CVRs at the time of exercise. Innovus will continue as a subsidiary of the Company.

On March 31, 2020, the Company paid out the first CVR Milestone in the form of approximately 1.2 million shares of the Company’s common stock to satisfy the $2.0 million obligation as a result of Innovus achieving the $24 million revenue milestone for the calendar year ended December 31, 2019. As a result of this, the Company recognized a gain of approximately $0.3 million.

In addition, as part of the merger, the Company assumed approximately $3.1 million of notes payable, $0.8 million in lease liabilities, and other assumed liabilities associated with Innovus. Of the $3.1 million of notes payable, approximately $1.8 million was converted into approximately 1.5 million shares of the Company’s common stock on April 27, 2020.

The following table summarized the preliminary fair value of assets acquired and liabilities assumed at the date of acquisition. As this was a tax-exempt transaction, goodwill is not tax deductible in future periods. These estimates are preliminary, and therefore, are subject to revisions that may result in adjustments to the values presented below. The estimates of the fair value of the assets acquired assumed at the date of the Merger are subject to adjustment during the measurement period (up to one year from the Merger date). While the Company believes that such preliminary estimates provide a reasonable basis for estimating the fair value of assets acquired, it evaluates any necessary information prior to finalization of the fair value. During the measurement period, the Company will adjust assets if new information is obtained about facts and circumstances that existed as of the Acquisition date that, if known, would have resulted in the revised estimated values of those assets as of that date. The impact of all changes that do not qualify as measurement period adjustments are included in current period earnings.

As of
February 14, 2020
Consideration
Fair value of Aytu Common Stock
Total shares issued at close	3,810,393
Estimated fair value per share of Aytu common stock	$0.756
Estimated fair value of equity consideration transferred	$2,880,581

Fair value of Series H Convertible Preferred Stock
Total shares issued	1,997,736
Estimated fair value per share of Aytu common stock	$0.756
Estimated fair value of equity consideration transferred	$1,510,288

Fair value of former Innovus warrants	$15,315
Fair value of Contingent Value Rights	$7,049,079
Forgiveness of Note Payable owed to the Company	$1,350,000

Total consideration transferred	$12,805,263

As of
February 14, 2020
Total consideration transferred	$12,805,263

Cash and cash equivalents	390,916
Accounts receivables, net	$278,826
Inventory, net	1,149,625
Prepaid expenses and other current assets	1,736,796
Other long-term assets	36,781
Right-to-use assets	328,410
Property, plant and equipment	190,393
Intangible assets	11,744,000
Accounts payable and accrued other expenses	(6,983,969)
Other current liabilities	(446,995)
Notes payable	(3,056,361)
Lease liability	(754,822)
Preacquisition contingent consideration	(182,606)
Total identifiable net assets	4,430,994

Goodwill	$8,374,269

The preliminary fair values of intangible assets, including product distribution rights were determined using variations of the income approach, specifically the relief-from-royalties method. It also includes customer lists using an income approach utilizing a discounted cash flow model. Varying discount rates were also applied to the projected net cash flows. The Company believes the assumptions are representative of those a market participant would use in estimating fair value.

As of February 14, 2020

Acquired product distribution rights	$11,354,000
Acquired customer lists	390,000
Total intangible assets	$11,744,000

The preliminary fair value of the net identifiable assets acquired was estimated to be $11.7 million, which is being amortized over a range between 1.5 to 10 years. The aggregate amortization expense was $0.2 million and $0, for the three and nine months ended March 31, 2020 and 2019 respectively.

Note 4. Pro Forma Adjustments

The preliminary pro forma adjustments are based on the Company’s estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed consolidated combined financial information:

Cerecor Transaction

(a)	Due to a lack of available discrete financial information, the operating results of the Cerecor Transaction for the pre-acquisition period covering October 1, 2019 through October 31, 2019 were excluded from the unaudited pro forma condensed combined statement of operations for the nine months ended March 31, 2020.

(b)	Represents adjustments to reflect the impact on amortization and accretion expense resulting from the estimated fair values of amortizable intangible assets acquired and assumed fixed payments obligations at November 1, 2019.

(c)	Impairment charges as reported by Cerecor, Inc. in the historical, audited abbreviated financial statements as filed as filed in Exhibit 99.1 to Current Report on Form 8-K/A on February 14, 2020 were not considered to be reflective of the situation on a pro forma basis; assuming the acquisition occurred on July 1, 2018, for the acquired Pediatric Portfolio. The Company considers the impairment charge to be reflective of facts and circumstances specific to the Pediatric Portfolio as it existed while owned by Cerecor, and not reflective on a pro forma basis of the Pediatric Portfolio as if it had been acquired July 1, 2018.

Innovus Merger

(d)	Represents the operating results for the seven months ended January 31, 2020. The operating results of Innovus for the period February 14, 2020 through March 31, 2020 are included in the operating result of the Company.

(e)	Represents the transaction costs specific to the Merger incurred by both the Company and Innovus for the nine months ended March 31, 2020.

(f)	Represents adjustments to reflect the impact on amortization and accretion expense resulting from the estimated fair values of amortizable intangible assets acquired at February 14, 2020.

(g)	Represents the pro forma weighted average shares outstanding at the end of both the twelve months ended June 30, 2019 and nine months ended March 31, 2020, excluding any future or potential transactions or offerings.